UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of

JAPAN FINANCE ORGANIZATION FOR MUNICIPALITIES

(Name of registrant)

Date of end of last fiscal year: March 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Garth W. Bray

Sullivan & Cromwell LLP

Otemachi First Square

5-1, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

*	The Registrant is filing this annual report on a voluntary basis

Explanatory Note: This Annual Report on Form 18-K of Japan Finance Organization for Municipalities (the “registrant”) is intended to be incorporated by reference into Registration Statement No. 333-162685 of the registrant and Japan filed on October 27, 2009, as amended by the Pre-effective Amendment No. 1 thereto filed on April 16, 2010 (as so amended, the “Registration Statement”).

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 36, 37 and 49 of Exhibit 1 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 36, 37 and 49 of Exhibit 1 hereto.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to page 49 of Exhibit 1 hereto.

4.	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding,

(a)	as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to pages 19 and 45 to 46 of Exhibit 1 hereto.

7.	(a)

If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

This annual report comprises:

(a)	The cover page and pages numbered 2 to 6 consecutively.

(b)	The following exhibits:

(1)	Description of Japan Finance Organization for Municipalities, dated August 4, 2011.

(2)	Consent of Ernst & Young ShinNihon LLC.

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

(3)	“Explanation of the Fiscal Investment and Loan Program for Fiscal 2011”, which includes descriptions relating to the registrant for the fiscal year ending March 31, 2012 (in Japanese).**

(4)	(a) Japan Finance Organization for Municipalities Law (Law No. 64 of May 30, 2007), as amended (English translation).***

(b)	Cabinet Order for Japan Finance Organization for Municipalities (Cabinet Order No. 384 of December 21, 2007), as amended (English translation).***

(c)	Articles of Incorporation of Japan Finance Organization for Municipalities, as amended (English translation).†

(d)	Excerpts from Law Concerning Special Measures with Respect to Acceptance of Foreign Capital From International Bank for Reconstruction and Development, etc. (Law No. 51 of July 4, 1953), as amended (English translation).***

(e)	Statement of Business Procedures of Japan Finance Organization for Municipalities (adopted as of August 27, 2008), as amended (English translation).

(f)	Certificate of Nagashima Ohno & Tsunematsu.***

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

**	Filed by paper under cover of Form SE on August 4, 2011.

***	Incorporated by reference to Exhibit H to the Registration Statement.

†	Incorporated by reference to Exhibit I to the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 4th day of August, 2011.

JAPAN FINANCE ORGANIZATION FOR MUNICIPALITIES

By:	/s/ Yuji Watanabe
	Name:	Yuji Watanabe
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
1.	Description of Japan Finance Organization for Municipalities, dated August 4, 2011.

2.	Consent of Ernst & Young ShinNihon LLC.

3.	“Explanation of the Fiscal Investment and Loan Program for Fiscal 2011”, which includes descriptions relating to the registrant for the fiscal year ending March 31, 2012 (in Japanese). *

4.	a)	Japan Finance Organization for Municipalities Law (Law No. 64 of May 30, 2007), as amended (English translation).**

	b)	Cabinet Order for Japan Finance Organization for Municipalities (Cabinet Order No. 384 of December 21, 2007), as amended (English translation).**

	c)	Articles of Incorporation of Japan Finance Organization for Municipalities, as amended (English translation).†

d)

Excerpts from Law Concerning Special Measures with Respect to Acceptance of Foreign Capital from

International Bank for Reconstruction and Development, etc., (Law No. 51 of July 4, 1953), as amended

(English translation).**

	e)	Statement of Business Procedures of Japan Finance Organization for Municipalities (adopted as of August 27, 2008), as amended (English translation).

	f)	Certificate of Nagashima Ohno & Tsunematsu (English translation).**

*	Filed by paper under cover of Form SE on August 4, 2011.
**	Incorporated by reference to Exhibit H to the Registration Statement.
†	Incorporated by reference to Exhibit I to the Registration Statement.